COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 19, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Ultra Short Term Bond Fund

Post-Effective Amendment No. 341

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 341 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus and Statement of Additional Information (SAI) to add Class A shares.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with the Post-Effective Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I